

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

4 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549





Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 February 2010, re: Dealings in Securities by Principal Officers during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur
Tel : 03-21420155 Fax: 03-21413448
~~Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.~~
~~Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448~~



Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **03/02/2010 06:25:00 PM**

Reference No **LI-100203-93796**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary - 3 FEB 2010

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Chapter 14 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officer	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Tan Chitt Loo	03.02.2010	1.33	26,300	Negligible

Table 2 - Disposal of Shares

Name of Principal Officer	Notice of Intention to Deal	Date of Dealing	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Wang Wing Ying	27.01.2010	03.02.2010	1.724	25,000	Negligible